UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. (the "Company"), dated November 21, 2019, announcing preliminary financial results for the quarter ended September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 21, 2019	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2019

SFL Corporation Ltd.

Preliminary Q3 2019 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, November 21, 2019. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2019.

Highlights

•	63rd consecutive quarterly dividend declared, $0.35 per share

•	Received charter hire[1] of $152 million in the quarter from our vessels and rigs

•	Adjusted EBITDA[2] of $90 million from consolidated subsidiaries in addition to $27 million from wholly-owned non-consolidated subsidiaries

•
Added approximately $161 million to the backlog of contracted future charter hire through vessel acquisitions and charter extensions in connection with installation of exhaust gas cleaning systems (“scrubbers”).

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“In an environment where traditional capital sources for the maritime industries remain constrained, we see many growth opportunities for SFL, and our strong liquidity position and constant focus on balance sheet management supports the continued growth in our asset base.
With a versatile toolbox, including time charters, bareboat charters and financing structures, SFL is able to provide our customers with competitive tailor made solutions, demonstrated by our most recent transactions. We continuously evaluate new investment opportunities and expect to see new projects materialize in the coming months”.

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around December 27, to shareholders on record as of December 16, and the ex-dividend date on the New York Stock Exchange will be December 13, 2019.

Results for the Quarter ended September 30, 2019
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $111.5 million in the third quarter, compared to $110.9 million in the previous quarter. This figure is lower than actual earned charter hire as it excludes $11.7 million of charter hire accounted for as ‘repayment of investment in finance leases and vessel loans’ that is not reflected in the income statement. In addition, our 100% owned subsidiaries which are classified as ‘investment in associates’ for accounting purposes, received charter hire of $26.9 million for the quarter that is also not included in the U.S. GAAP operating revenue number above.
The Company recorded non-cash impairment charges of approximately $25.9 million in the quarter, including $25.0 million relating to two feeder size container vessels and $0.9 million relating to an offshore support vessel.
SFL recorded a $12.5 million gain on mark-to-market movement on its equity securities investments, losses of $0.9 million related to mark-to-market movement on hedging derivatives and $2.0 million in amortization of deferred charges, all of which are non-cash items for the quarter.
Reported net income pursuant to U.S. GAAP for the quarter was $3.8 million, or $0.04 per share.

1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Business Update

As of September 30, 2019, and adjusted for subsequent acquisitions, the fixed rate charter backlog from the Company’s fleet of 92 vessels and rigs was approximately $3.7 billion, with an average remaining charter term of approximately 4.7 years, or 7.8 years if weighted by charter revenue. In addition to the charter hire from vessels on long term charters, SFL also receives hire from vessels employed in the short term market.
SFL’s vessels are contracted on voyage or time charters where the Company performs technical, operational and commercial management of the vessels, or alternatively, on bareboat charters where the Company’s customers are responsible for these management services. In the third quarter, approximately 63% of SFL’s charter hire was derived from vessels on voyage- or time charters.
Some of the long term charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase our future operating results.

Liners
SFL has a fleet of 48 container vessels and two car carriers. All of our container vessels are employed on long term fixed rate charters. The liner fleet generated approximately $81 million in net charter hire in the third quarter. Of this amount, approximately 65% was derived from time chartered vessels and approximately 35% from bareboat charters.
In the third quarter, charter rates for feeder container vessels strengthened, driven by a shortage of available vessels. Charter rates for the larger vessels also improved due to increased demand in the second and third quarter, combined with capacity constraints caused by many vessels being taken out of service for scrubber retrofitting. Forecasted demand growth in the liner market remains uncertain due to the potential impacts of trade tariffs on global trade.
In the third quarter, the Company acquired three container vessels ranging from 2,400 to 4,400 TEU. The vessels immediately commenced approximately 5.5-year bareboat charters to a leading global container line until 2025.
The Company owns two 2005 built feeder container vessels that have been on long term charter to Heung-A, a Korean-based operator. Heung-A had purchase options exercisable in 2020, but we have been advised that these will not be exercised due to prevailing market conditions. SFL has therefore recorded a non-cash impairment of $25.0 million on these two vessels, bringing the book values down to the estimated charter-free market values. The vessels are debt free.

Tankers
SFL has twelve crude oil, product and chemical tankers, most of which are employed on long term charters. The vessels generated $13.7 million in net charter hire in the third quarter. Of this amount, 94% was derived from time or voyage chartered vessels, and only 6% from bareboat charters.
Crude oil tanker rates improved significantly at the start of the fourth quarter, and spot tanker rates are currently at profitable levels and are expected to remain strong for the remainder of 2019. Transportation demand is forecasted to increase and capacity continues to be impacted by temporary reductions in vessel supply as owners prepare for the upcoming implementation of IMO 2020 and by some capacity being utilized for floating storage.
SFL earned the time charter base rate of $20,000 per day from its three 300,000 dwt crude oil carriers, or VLCCs, on charter to Frontline Shipping Limited in the third quarter. However, no profit share was recorded in the quarter as the vessels earned an average spot rate below the $20,000 per day profit share threshold as two of the three vessels underwent scheduled class surveys during the third quarter and into the fourth quarter.
The average daily time charter equivalent rate from the Company’s two modern Suezmax tankers was approximately $18,700 in the third quarter, compared to $15,800 in the previous quarter. The vessels are trading in a pool arrangement with two sister vessels owned by Frontline Ltd. Both of the Company’s Suezmax tankers will have scrubbers fitted upon scheduled class surveys in the fourth quarter of 2019 and the first quarter of 2020.
In the third quarter, SFL agreed to acquire three VLCCs under construction at DSME in South Korea. The vessels were acquired from an affiliate of Hunter Group ASA for a net purchase price of $180 million, or $60 million per vessel. The first vessel was delivered at the end of September and the two remaining vessels were delivered subsequent to quarter end. All vessels are employed on 5-year bareboat charters to an affiliate of Hunter Group ASA.

Dry Bulk
The Company owns 22 dry bulk carriers, 13 of which are employed on long term charters and nine of which are trading in the short term market. All of the charter revenues for these vessels are derived from time and voyage charters, and SFL generated $27.6 million in net charter hire from the dry bulk sector in the third quarter.
The dry bulk market experienced low spot rates during the first half of 2019, but a combination of improving iron ore trade volumes and a significant number of vessels being taken out of service for scrubber retrofits, resulted in higher spot rates in the third quarter.
SFL recorded a profit share of $0.2 million in the third quarter under the profit share agreement on eight Capesize vessels on long term charters to Golden Ocean Group Limited (“Golden Ocean”).
The Company has nine dry bulk vessels ranging between 32,000 and 57,000 dwt, employed on market related charters. These vessels earned an average time charter equivalent rate of approximately $9,100 per day in the third quarter, compared to $6,200 per day in the previous quarter.
Subsequent to the end of the quarter, SFL entered into an agreement with Golden Ocean where SFL will invest in scrubbers on seven capesize bulk carriers in exchange for increased charter rates from January 2020. The profit share threshold will be unaffected by the amendment.

Offshore
SFL owns three drilling rigs and five offshore support vessels. All of these assets are employed on bareboat charters and generated $26.9 million in charter hire in the third quarter.
The offshore drilling rigs continued to experience relatively low utilization levels in the third quarter, with the exception of the harsh environment rigs. Although some market participants have started to see improvements in rates for longer term employment, analysts suggest market utilization in most sectors will remain under pressure for the foreseeable future.
The Company’s three drilling rigs are all chartered out to subsidiaries of Seadrill Limited. The harsh environment jack-up rig West Linus has been sub-chartered to ConocoPhillips until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters to Equinor in the North Sea. The semi-submersible rig West Taurus is currently in lay up in Norway.
The five offshore support vessels in our fleet are chartered to a subsidiary of Solstad Offshore ASA (“Solstad”). The market for offshore support vessels is very challenging and the vessels remain in lay up. In light of the difficult market, Solstad has announced that it will have to restructure its balance sheet. Solstad announced on October 31, 2019 that it had agreed with stakeholders and lenders, including SFL, to extend its ongoing standstill agreement until March 31, 2020, subject to agreed milestones being met throughout the standstill period. Due to this continued uncertainty, the Company recorded an impairment of $0.9 million on one of the vessels in the quarter.

Financing and Capital Expenditure
As of September 30, 2019, SFL had approximately $154 million of cash and cash equivalents, including cash held in wholly-owned non-consolidated subsidiaries. In addition, the Company had marketable securities of approximately $127 million, based on market prices at the end of the quarter. This included 11 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.
In the third quarter, the Company raised NOK 100 million (approximately $11 million) through a tap issue on a bond loan with maturity in 2023. The bonds were issued at a premium to par value, and the new outstanding amount after the tap issue is NOK 700 million. The incremental amount has been swapped to USD at a fixed interest rate of approximately 5.9%.
The Company has 36 vessels in its fleet that are upgraded or scheduled to be upgraded with scrubbers in preparation for IMO 2020. Some of the scrubbers will be installed by our customers at their own expense while SFL will cover up to 100% of the investment on some vessels. At the end of the third quarter, SFL had outstanding committed capital expenditures related to scrubbers of approximately $40 million, and is in active discussions with customers for investing in additional units.
Subsequent to quarter end, the Company generated cash proceeds of more than $100 million from the sale of shares in Frontline Ltd. Approximately half of the shares sold are to be repurchased under a forward contract with expected expiry on June 30, 2020.

Strategy and Outlook
We have continued to execute on our long-standing strategy of acquiring attractive assets with long term charters to reputable operators in the maritime markets, which supports our long term dividend capacity. SFL’s diversified charter portfolio provides strong visibility into future cash flows, and the structure of several of our charter contracts provides further upside to improving market conditions through profit share arrangements.

The Company’s ability to manage the technical and commercial operation of our assets gives us the flexibility to offer our customers a wider range of solutions and structure transactions than traditional lenders or lease providers are able to. It also allows us to partially mitigate re-chartering risk and opportunistically operate vessels in the spot or short term charter market as market conditions dictate.

The Company maintains a strong liquidity position in order to be able to act decisively to complete accretive transactions, and SFL also benefits from its strong relationships in the lending market and access to multiple other capital sources. We believe the combination of a challenging banking market for many players and attractive asset prices will create significant opportunities for SFL in finding investment opportunities with limited downside on asset values.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for 11 of our container vessels require us to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘finance lease liability’, short and long term.
Additionally, another 21 container vessels, one offshore supply vessel and four Very Large Crude Carriers (“VLCC”s) are also reported as ‘Investment in finance leases and vessel loans’ in the Company’s consolidated accounts.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not deemed to be ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Corporate and Other Matters
At the Annual General Meeting on September 13, 2019, the Company’s shareholders passed a resolution to change the Company’s name to SFL Corporation Ltd. Following the name change, the Bermuda CUSIP committee provided the Company’s common shares with new CUSIP and ISIN numbers with effect from November 8, 2019. The new CUSIP number is G7738W106 and the new ISIN number is BMG7738W1064. The new CUSIP and ISIN does not require any action to be taken by the shareholders.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 21, 2019

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President & Chief Treasurer: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit our website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2019 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2018
except per share data)	2019	2019	(audited)
Charter revenues - operating lease	94,079	93,593	355,160
Charter revenues - finance lease and vessel loan (net of charter hire treated as Repayments)(1)	17,257	16,756	61,773
Profit share income	191	553	1,779
Total operating revenues	111,527	110,902	418,712

Gain (loss) on sale of assets and termination of charters	—	—	5,035

Vessel operating expenses	(33,937)	(33,075)	(128,548)
Administrative expenses	(2,060)	(2,556)	(9,167)
Depreciation	(29,436)	(29,178)	(104,079)
Vessel impairment charge	(25,913)	—	(64,338)

Total operating expenses	(91,346)	(64,809)	(306,132)

Operating income	20,181	46,093	117,615

Results in associates(2)	4,145	4,251	14,635
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	1,183	1,727	3,823
Interest expense	(34,149)	(33,676)	(103,698)
Amortization of deferred charges	(1,977)	(1,951)	(10,188)
Income (expense) related to non-designated derivatives	(549)	(3,938)	13,176
Mark to market of equity securities	12,519	16,794	12,277
Other financial items	(1,063)	(4,711)	11,854
Taxes	—	—	—
Net income	3,822	28,121	73,622

Basic earnings per share ($)	0.04	0.26	0.70

Weighted average number of shares(3)	107,611,056	107,609,683	105,897,798
Common shares outstanding(3)	107,625,468	107,609,683	107,607,222

(1) ‘Charter revenues - finance lease and vessel loan’ are reported net of charter hire classified as ‘Repayment of investment in finance leases and vessel loans’ under US GAAP, which for the three months ended September 30, 2019 was $11.730 million (three months ended June 30, 2019, $10.442 million; full year 2018, $33.715 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2019 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2018
(in thousands of $)	2019	2019	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	138,332	212,400	211,394
Restricted cash	—	—	1,000
Investment in marketable securities	126,772	115,558	87,174
Amount due from related parties	14,184	15,970	41,771
Investment in finance leases and vessel loans, current portion	50,609	43,807	39,804
Other current assets	28,407	38,101	32,436

Long term
Vessels and equipment, net	1,447,706	1,493,084	1,559,712
Vessels and equipment under finance lease, net	723,453	732,549	749,889
Investment in finance leases and vessel loans	836,637	766,044	762,355
Investment in associates(2)	38,243	34,098	25,107
Amount due from related parties - Long term(2)	328,103	327,289	325,760
Other long term assets	67,920	27,985	41,443

Total assets	3,800,366	3,806,885	3,877,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	165,539	188,029	267,149
Amount due to related parties	1,744	816	1,349
Finance lease liability, current portion	70,705	69,491	67,793
Other current liabilities	35,391	27,702	67,834

Long term
Long term interest bearing debt, net of deferred charges	1,322,981	1,274,663	1,169,931
Finance lease liability, long term portion	1,054,734	1,071,661	1,104,258
Other long term liabilities	33,427	19,896	19,499

Stockholders’ equity	1,115,845	1,154,627	1,180,032
Total liabilities and stockholders’ equity	3,800,366	3,806,885	3,877,845

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’.
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
THIRD QUARTER 2019 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2018
	2019	2019	(audited)

OPERATING ACTIVITIES
Net income	3,822	28,121	73,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,387	33,095	115,518
Vessel impairment charge	25,913	—	64,338
Adjustment of derivatives to fair value recognised in net income	886	4,357	(13,898)
Mark to market of equity securities	(12,519)	(16,794)	(12,277)
Results in associates	(4,145)	(4,251)	(14,635)
Loss (gain) on sale of assets and termination of charters	—	—	(5,035)
Gain on sale of investments in debt and equity securities	—	—	(13,476)
Repayment of Investment in finance leases and vessel loans	11,730	10,442	—
Other, net	241	8,131	1,692
Change in operating assets and liabilities	18,019	(7,611)	5,126
Net cash provided by operating activities	77,334	55,490	200,975

INVESTING ACTIVITIES
Repayment of investment in finance leases and vessel loans	—	—	33,486
Additions to finance leases and vessel loans	(90,000)	(3)	—
Purchase of vessels	(27,940)	(841)	(1,137,703)
Proceeds from sale of vessels / new buildings and termination of charters	—	—	145,654
Disposal of subsidiary, net of cash disposed of	—	—	83,485
Cash received from (paid to) associates(1)	(3,475)	15,649	(24,161)
Other assets / investments	(13,910)	(7,212)	32,675
Net cash provided by/ (used in) investing activities	(135,325)	7,593	(866,564)

FINANCING ACTIVITIES
Proceeds from finance leases	—	—	944,097
Repayments of finance lease liability	(15,713)	(15,743)	(11,653)
Proceeds from long and short term debt	58,963	112,938	825,984
Repayment of long and short term debt	(21,031)	(64,167)	(778,731)
Discount received on debt repurchased	—	1,654	—
Expenses paid in connection with securing finance	(631)	(1,780)	(8,257)
Resale (repurchase) of Company bonds	—	—	(97,248)
Cash dividends paid	(37,665)	(37,662)	(149,261)
Net cash provided by/ (used in) financing activities	(16,077)	(4,760)	724,931

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(74,068)	58,323	59,342
Cash, cash equivalents and restricted cash at beginning of period	212,400	154,077	153,052
Cash, cash equivalents and restricted cash at end of period	138,332	212,400	212,394

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the cash contribution from these subsidiaries. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2019 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended September 30, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,671	4,508	6,545	15,724
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,358)	(2,674)	(3,071)	(8,103)
Other items	(40)	96	—	56
Net income(3)	1,002	1,030	2,113	4,145
(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended September 30, 2019 was $11.146 million (SFL Deepwater Ltd, $3.762; SFL Hercules Ltd, $3.978; SFL Linus Ltd, $3.406).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	7,913	1,760	5,982	15,655
Investment in finance leases	306,215	294,442	378,686	979,343
Other assets	2,782	2,519	164	5,465
Total assets	316,910	298,721	384,832	1,000,463

Short term and current portion of long term interest bearing debt	15,769	16,154	16,097	48,020
Other current liabilities	2,199	3,690	8,448	14,337

Long term interest bearing debt	176,090	189,808	219,995	585,893
Long term loans from shareholders, net	112,970	80,000	121,000	313,970

Stockholder's equity(1)	9,882	9,069	19,292	38,243

Total liabilities and stockholder's equity	316,910	298,721	384,832	1,000,463
(1) ‘Stockholder’s equity’ from these subsidiaries appear in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2019 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Sep 30, 2019
	Company (excluding 100% owned associates)	100% owned associates
Net cash provided by operating activities	77,334	18,691
Non cash movements in other assets and liabilities	(16,897)	(3,456)
Interest expense	34,149	8,103
Interest income, other	(788)	—
Interest related to Non- Designated Derivatives	(337)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	89,929	26,870

(1)	‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.